UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period __ to __

Commission File Number 001-38510

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Fairmount Santrol Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Covia Holdings Corporation

3 Summit Park Drive, Suite 700

Independence, Ohio  44131

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Fairmount Santrol Retirement Savings Plan are being filed herewith:

Audited Financial Statements
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2018 and 2017
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017
Notes to Financial Statements
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year

Note:  Other supplemental schedules required by Section 252.103-13 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FAIRMOUNT SANTROL RETIREMENT SAVINGS PLAN

Index to the Financial Statements

December 31, 2018

Page
Report of Independent Registered Public Accounting Firm
Financial Statements:
Statement of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
Fairmount Santrol Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Fairmount Santrol Retirement Savings Plan (“Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2015.

Cleveland, Ohio
June 28, 2019

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Fairmount Santrol

Retirement Savings Plan

	December 31, 2018	December 31, 2017
ASSETS
Cash	$1,161	$1,179

Receivable - Employer Contributions	18,950	28,146
Notes Receivable from Participants	2,521,645	2,265,080
Total Receivables	2,540,595	2,293,226

Investments (at Fair Value):
American Funds Europacific Growth R6	3,040,555	3,423,949
American Funds Washington Mutual R6	5,181,448	5,002,700
Boston Partners Small Cap Value II Inv	1,552,945	2,176,802
DFA Five-Year Global Fixed-Income I	1,211,345	1,293,063
Dodge & Cox Income	7,226,145	6,840,824
Harbor Capital Appreciation Instl	4,150,232	4,017,224
Harbor International Institutional	-	711,512
Oppenheimer Developing Markets Y	1,980,015	2,100,692
Transamerica International Equity I	681,500	-
Vanguard 500 Index Admiral	-	12,508,496
Vanguard Extended Market Idx Adm	4,484,887	4,426,859
Vanguard FTSE All-Wld ex-US Idx Admiral	1,937,258	2,100,188
Vanguard Institutional Index Fund Institutional Shares	11,960,336	-
Vanguard Target Retirement 2015 Inv	863,714	1,384,755
Vanguard Target Retirement 2020 Inv	3,024,957	2,663,359
Vanguard Target Retirement 2025 Inv	8,819,036	10,229,527
Vanguard Target Retirement 2030 Inv	8,979,507	6,663,664
Vanguard Target Retirement 2035 Inv	4,237,508	2,928,785
Vanguard Target Retirement 2040 Inv	4,269,461	3,875,727
Vanguard Target Retirement 2045 Inv	4,469,171	4,193,713
Vanguard Target Retirement 2050 Inv	3,841,861	2,932,080
Vanguard Target Retirement 2055 Inv	1,687,705	1,149,595
Vanguard Target Retirement 2060 Inv	727,823	579,314
Vanguard Target Retirement 2065 Inv	51,050	8,986
Vanguard Target Retirement Income Inv	441,722	521,590
Vanguard Total Bond Market Index Adm	-	4,970,567
Victory RS Small Cap Growth Y	2,114,535	2,469,684
Vanguard Total Bond Market Index Fund Institutional Shares	4,933,382	-
Government Money Market Fund	3,018	2,974
Managed Income Portfolio Class 1	7,000,083	6,654,751
Covia Holdings Corporation	4,631,678	-
Fairmount Santrol Holdings Inc.	-	33,315,856
Total Investments (at Fair Value)	103,502,877	129,147,236
Total Assets	106,044,633	131,441,641

LIABILITIES	-	-

Net Assets Available for Benefits	$106,044,633	$131,441,641

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Fairmount Santrol

Retirement Savings Plan

	Year Ended December 31,
	2018	2017
Additions to Net Assets Attributed to:
Contributions:
Employer	$6,193,772	$2,859,714
Employee	6,967,530	4,826,577
Rollover	413,227	388,481
Total Contributions	13,574,529	8,074,772

Interest and dividend income	3,682,975	2,911,334
Interest income on notes receivable from participants	112,376	88,745
Net unrealized/realized depreciation	(34,447,521)	(28,056,002)
Total Investment Loss	(30,652,170)	(25,055,923)

Deductions from Net Assets Attributed to:
Benefits paid to participants	8,236,225	4,979,301
Administrative expenses	83,142	56,995
Total Deductions	8,319,367	5,036,296

Net Decrease	(25,397,008)	(22,017,447)

Net Assets Available for Benefits:
Beginning of Year	131,441,641	153,459,088
End of Year	$106,044,633	$131,441,641

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

1.	Merger of Unimin Corporation and Fairmount Santrol Holdings Inc.

On June 1, 2018 (the “Merger Date”), Unimin Corporation (“Unimin”) completed a business combination (the “Merger”) with Fairmount Santrol Holdings Inc. (“Legacy Fairmount Santrol”).  Upon closing of the Merger, Fairmount Santrol merged into a wholly-owned subsidiary of Unimin and ceased to exist as a separate corporate entity.  Immediately following the closing of the Merger, Unimin changed its name and began operating as Covia Holdings Corporation (“Covia”).  Fairmount Santrol common stock was delisted from the New York Stock Exchange (“NYSE”) prior to the market opening on June 1, 2018 and Covia commenced trading under the ticker symbol “CVIA” on that date.  Upon the consummation of the Merger, the former stockholders of Fairmount Santrol received approximately 35% of the common stock of Covia at a ratio of one share of Covia for five shares of Fairmount Santrol.  As of the Merger Date, Covia replaced Fairmount Santrol as sponsor of the Fairmount Santrol Retirement Savings Plan (the “Plan”).

2.	Description of Plan

The following description of the Plan provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan began January 1, 2015 as a result of the merger of the plan assets of the Fairmount Minerals, Ltd. Retirement Savings Trust and Plan and the Fairmount Minerals, Ltd. Stock Bonus Trust and Plan (collectively, the “Predecessor Plans”).  All account balances of the Predecessor Plans were transferred into the Plan.  The Plan is a defined contribution plan covering substantially all Covia employees from Legacy Fairmount Santrol who meet the service requirements.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan Administrator is responsible for the general operation and administration of the Plan.  Fidelity Management Trust Company (“Fidelity”) serves as the Plan Trustee, Custodian, and Recordkeeper.

No dividend was paid by to shareholders by Covia in 2018 and Legacy Fairmount Santrol in 2017.

Eligibility

All Covia employees from Legacy Fairmount Santrol are eligible to participate in the elective deferral component of the Plan on their first day of employment.  Employees are not eligible to receive employer contributions until after completing a one-year service period.

Effective January 1, 2017, employees are eligible to participate in the elective deferral and employer matching components of the Plan on their first day of employment and after having attained age 18.

Effective January 1, 2019, eligibility to participate in the Plan was expanded to include part-time employees, temporary employees, summer help, co-ops, and interns.

Contributions

Cash or Deferred Option [401(k)] – Participants may elect a portion of their compensation, up to 75%, to be contributed to the Plan by Covia on a pre-tax basis.  The Plan also allows for elective Roth contributions and catch-up contributions.

Automatic Enrollment – All newly eligible employees are automatically enrolled in the Plan 30 days after hire at an initial pre-tax deferral contribution of 3% of eligible compensation.  Employees may elect a deferral percentage other than the initial 3% once enrolled in the Plan.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

Automatic Escalation – For participants automatically enrolled in the Plan, the pre-tax deferral contribution will automatically increase annually by 1% until a deferral of 5% is reached.

Employer Match Contributions – Effective January 1, 2017, the Plan adopted safe harbor provisions, providing a matching formula of 100% of the participant’s elective deferral for the plan year up to 3% of the employee’s annual compensation and 50% of the elective deferral for the next 2% of the employee’s annual compensation.  The amount of total employer match contributions were $3,581,137 and $2,286,795 for the years ended December 31, 2018 and 2017, respectively.

Employer Discretionary Contributions – Covia may also make additional discretionary contributions.  Such contributions, if any, shall be allocated to each participant in proportion to his or her compensation for the calendar year.  Based on Legacy Fairmount Santrol’s fiscal results for the year ended December 31, 2017, the amount of employer discretionary contributions to the Plan in 2018 was $1,937,898.  Legacy Fairmount Santrol did not make any employer discretionary contributions to the Plan in 2017.

Employer Contributions for Union Employees – Covia also makes contributions for employees covered by the collective bargaining agreement of the Wedron Silica Company.  Covia shall contribute an amount equal to 5% of such employee’s compensation.  Employer contributions for union employees were $683,934 and $606,191 for the years ended December 31, 2018 and 2017, respectively.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants’ Accounts

401(k) Accounts – Each participant’s account is credited with the participant’s elective contributions, employer matching and discretionary contributions, earnings, and losses thereon.

Vesting

All participants are immediately 100% vested in elective deferrals, rollover contributions, and employer matching contributions.  Employer discretionary contributions are 100% vested after three years of vesting service.

Notes Receivable from Participants

Loans are permitted under certain circumstances and are subject to limitations.  Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loans are repaid over a period not to exceed five years with exceptions for the purchase of a primary residence.  Loans are valued at unpaid principal plus accrued but unpaid interest.  No allowance for credit losses has been recorded as of December 31, 2018 and 2017.  Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan Administrator based on prevailing interest rates charged by commercial lending institutions for loans under similar circumstances.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service by reason of retirement, death, or total and permanent disability, a participant receives a lump sum amount equal to the value of his or her account.  Benefits are recorded when paid.

Terminated participants may elect to receive payment of benefits under a systematic withdrawal plan or installments.  Terminated participants may also elect to withdraw any portion of his or her vested interest in the account in cash at any time.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

Other Plan Provisions

Normal retirement age under the Plan is age 65.  The Plan also provides for early payment of benefits after reaching age 59½.

Forfeitures

The non-vested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan and to offset administrative expenses under the Plan.  Forfeited non-vested accounts totaled $20,254 and $9,556 as of December 31, 2018 and 2017, respectively.

Hardship Withdrawals

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options

Upon enrollment in the Plan, a participant may direct any contributions to any of the investment options offered by the Plan.

3.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s transactions are reported on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value.

Valuation of Investments

Investments are stated at fair value.  Mutual funds, the managed income portfolio fund, the money market fund, and employer common stock are reported at fair market value as of the balance sheet date.  Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan’s investment broker.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments purchased and sold as held during the year.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Administrative Fees

All reasonable costs and expenses, including legal, accounting, and communication fees, incurred by the Plan are paid from forfeitures (if any).

Plan Termination

Although it has not expressed any intent to do so, Covia has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Risks and Uncertainties

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

The Plan’s investment include investments in mutual funds, Covia stock, money market funds, and managed income portfolio funds.  These investments are subject to varying degrees of risk, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Subsequent Events

Management evaluates subsequent events occurring subsequent to the date of the financial statements in determining the accounting for, and disclosure of transactions and events that affect the financial statements.

On May 20, 2019, the Plan was merged into the Covia Retirement Savings Plan (the “Covia Plan”).  Additionally, common stock of Covia was transferred to the Covia Plan as a frozen investment option, and therefore participants in the Covia Plan do not have the option of purchasing additional shares of Covia common stock in the Covia Plan going forward.

Subsequent events have been evaluated through the date the financial statements were available to be issued.

4.	Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13 – Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”).  ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements.  Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information.  ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted.  Covia is in the process of evaluating the impact of this new guidance on its Plan financial statements and disclosures.

5.	Tax Status

The Plan is a volume submitter and received an opinion letter from the Internal Revenue Service on March 31, 2014, which stated that the Plan was in compliance with applicable requirements of the Internal Revenue Code.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities.  The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2018, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.  Currently, no audits for any tax periods are in progress.

6.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  The three levels of the fair value hierarchy under Topic 820 are described as follows:

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
o	Quoted prices for similar assets or liabilities in active markets;
o	Quoted prices for identical assets or similar assets or liabilities in inactive markets;
o	Inputs other than quoted prices that are observable for the asset or liability;
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs that are unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2018 and 2017.

•	Mutual Funds – The fair value of mutual funds are based on daily unadjusted quoted prices in active markets and are considered Level 1.
•	Money Market Funds – The fair value of money market funds are based on daily unadjusted quoted prices in active markets and are considered Level 1.
•

Company Stock – The fair value of Covia stock is based on daily unadjusted quoted prices in active markets and is considered Level 1.  The Covia stock fund held by the Plan also contains cash used to facilitate purchase and sale transactions.

•

Managed Income Portfolio Fund – The fair value of the Managed Income Portfolio fund is based on quoted prices for similar assets or liabilities in active markets and is considered Level 2.  Issuances and redemptions of units are recorded daily.  In unusual market conditions, the Trustee may impose restrictions on such issuances and redemptions.  Withdrawals will normally be provided as soon as practicable within twelve months following written notice to the Trustee.  Participant transactions (purchases and sales) may occur daily.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017.  Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$91,868,098	$-	$-	$91,868,098
Money Market Fund	3,018	-	-	3,018
Managed Income Portfolio Fund	-	7,000,083	-	7,000,083
Covia Holdings Corporation
Common Shares	4,631,678	-	-	4,631,678
Total Investments	$96,502,794	$7,000,083	$-	$103,502,877

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$89,173,655	$-	$-	$89,173,655
Money Market Fund	2,974	-	-	2,974
Managed Income Portfolio Fund	-	6,654,751	-	6,654,751
Fairmount Santrol
Holdings Inc. Common Shares	33,315,856	-	-	33,315,856
Total Investments	$122,492,485	$6,654,751	$-	$129,147,236

There were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3 during the years ended December 31, 2018 and 2017.

7.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity, the Custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest.  Usual and customary fees are paid by the mutual fund for the investment management services.  In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

As of December 31, 2018, the Plan held 1,354,292 shares of Covia common stock, of which the fair value comprises approximately 4% of the assets held by the Plan.  As of December 31, 2017, the Plan held 6,370,145 shares of Legacy Fairmount Santrol common stock, of which the fair value comprised approximately 25% of the assets held by the Plan.  As a result of the stock conversion previously described in Note 1, the Plan would have held 1,274,029 shares of Covia stock at December 31, 2017.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits, per the financial statements, to the Form 5500:

	December 31, 2018	December 31, 2017
Net assets available for benefits per the financial statements	$106,044,633	$131,441,641
Adjustments from fair value to contract value on Form 5500	(74,308)	(18,956)
Net assets per Form 5500	$105,970,325	$131,422,685

The following is a reconciliation of the changes in net assets available for benefits, per the financial statements, to the Form 5500:

Year Ended December 31,
2018
Net decrease per the financial statements	$(25,397,008)
Adjustments from fair value to contract value on Form 5500	(55,352)
Net loss per Form 5500	$(25,452,360)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Fairmount Santrol

Retirement Savings Plan

EIN 34-1513710

Plan Number 001

December 31, 2018

	(b)	(c)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds Europacific Growth R6	Mutual Fund	N/A	$3,040,555
	American Funds Washington Mutual R6	Mutual Fund	N/A	5,181,448
	Boston Partners Small Cap Value II Inv	Mutual Fund	N/A	1,552,945
	DFA Five-Year Global Fixed-Income I	Mutual Fund	N/A	1,211,345
	Dodge & Cox Income	Mutual Fund	N/A	7,226,145
	Harbor Capital Appreciation Instl	Mutual Fund	N/A	4,150,232
	Oppenheimer Developing Markets Y	Mutual Fund	N/A	1,980,015
	Transamerica International Equity I	Mutual Fund	N/A	681,500
	Vanguard Extended Market Idx Adm	Mutual Fund	N/A	4,484,887
	Vanguard FTSE All-Wld ex-US Idx Admiral	Mutual Fund	N/A	1,937,258
	Vanguard Institutional Index Fund
	Institutional Shares	Mutual Fund	N/A	11,960,336
	Vanguard Target Retirement 2015 Inv	Mutual Fund	N/A	863,714
	Vanguard Target Retirement 2020 Inv	Mutual Fund	N/A	3,024,957
	Vanguard Target Retirement 2025 Inv	Mutual Fund	N/A	8,819,036
	Vanguard Target Retirement 2030 Inv	Mutual Fund	N/A	8,979,507
	Vanguard Target Retirement 2035 Inv	Mutual Fund	N/A	4,237,508
	Vanguard Target Retirement 2040 Inv	Mutual Fund	N/A	4,269,461
	Vanguard Target Retirement 2045 Inv	Mutual Fund	N/A	4,469,171
	Vanguard Target Retirement 2050 Inv	Mutual Fund	N/A	3,841,861
	Vanguard Target Retirement 2055 Inv	Mutual Fund	N/A	1,687,705
	Vanguard Target Retirement 2060 Inv	Mutual Fund	N/A	727,823
	Vanguard Target Retirement 2065 Inv	Mutual Fund	N/A	51,050
	Vanguard Target Retirement Income Inv	Mutual Fund	N/A	441,722
	Vanguard Total Bond Market Index Fund
	Institutional Shares	Mutual Fund	N/A	4,933,382
	Victory RS Small Cap Growth Y	Mutual Fund	N/A	2,114,535
*	Government Money Market Fund	Money Market Fund	N/A	3,018
*	Managed Income Portfolio Class 1	Stable Value Investment Contract	N/A	7,000,083
*	Covia Holdings Corporation	Stock	N/A	4,631,678
				103,502,877
*	Participant loans	Notes receivable (interest ranging from 4.25% - 6.25%)
		with various maturities	N/A	2,521,645
		Total assets held for investment purposes		$106,024,522

*	Party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

FAIRMOUNT SANTROL RETIREMENT SAVINGS PLAN

Covia Holdings Corporation
(Plan Sponsor)

Date:	June 28, 2019	By:	/s/ Andrew D. Eich
		Name:	Andrew D. Eich
		Its:	Executive Vice President and Chief Financial Officer